

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Ameet Mallik
Chief Executive Officer
ADC Therapeutics SA
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland

Re: ADC Therapeutics SA
Registration Statement on Form F-3
Filed September 6, 2022
File No. 333-267295

Dear Mr. Mallik:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yasin Keshvargar